SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

Shareholders' Meetings

66th Annual General Meeting

April 29, 2021

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Shareholders’ Meeting	4
	Participation via Ballot Paper	4
	Participation via Digital Platform (Microsoft Teams)	5
	In person participation - Shareholder	6
	In person participation - Shareholder Represented by Proxy	6
	Holders of ADRs	7
	Final guidelines	7
III.	Call Notice	8
IV.	Information on the matters to be examined and discussed at the 66th Annual General Meeting	10
	Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2020	10
	Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2020, distribution of earnings and payment of profit sharing and productivity incentives	11
	Election of the members of the Company’s Board of Directors due to end of term of office	14
	Election of members of the Supervisory Committee due to end of term of office	18
	Election of members of the Nomination and Evaluation Committee due to end of term of office	21
	Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2021	23
	Annexes
	I - Summary of the 29th Nomination and Evaluation Committee - CIA meeting, of March 23, 2021;
	II - Summary of the 28th Nomination and Evaluation Committee - CIA meeting, of March 12, 2021;
	III - Registration Form;
	IV - Item 12.5 of CVM’s Reference Form (in compliance with CVM Instruction 481/2009);
	V - Item 12.7 of CVM’s Reference Form (in compliance with CVM Instruction 481/2009);
	VI - Item 13 of CVM’s Reference Form (in compliance with CVM Instruction 481/2009).

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I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company.

This year, considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Annual General Meeting - AGM shall be carried out in a partially digital mode, allowing the shareholds to take part virtually.

Thus, Copel’s 66th Annual General Meeting was called for April 29, 2021, 3 pm, at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba, and via Microsoft Teams, a digital platform.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this Manual as well as the types of shares granting the right to vote on each item of the agenda. This Manual seeks to encourage and enable the participation of shareholders in the General Meeting.

The CEO, one representative of the Supervisory Board and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in this General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, the template of which is made available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM); (b) via Digital Platform (Microsoft Teams) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Instruction no. 481/2009; or (c) attending it in person, at the Company’s head office, located at Rua Coronel Dulcídio, 800, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Instruction no. 481/2009, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

- distance voting ballots have been made available by the Company, as of this date, on the Company's website (https://ri.copel.com/) and on the CVM's (http://www.cvm.gov.br) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the Bookkeeping Agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of [B]³ Brasil, Bolsa, Balcão. To this end, shareholders should contact their custody agents or the Bookkeeping Agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, considering the Coronavirus pandemic scenario (COVID 19) and the prevention measures adopted to contain its dissemination, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua Coronel Dulcídio nº 800 - 3rd floor, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

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The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by April 22, 2021 (inclusive), pursuant to article 21-B of CVM Instruction no. 481/2009. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of article 21-U CVM Instruction no. 481/2009.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the Bookkeeping Agent, the ballot sent by the Bookkeeping Agent will prevail, pursuant to article 21-W §2 of CVM Instruction no. 481/2009; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to article 21-S of CVM Instruction no. 481/2009; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to article 21-X of CVM Instruction no. 481/2009.

Participation via Digital Platform (Microsoft Teams)

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health and government authorities to address it, the Annual General Meeting will be held in partially digital mode, allowing its Shareholders to take part virtually.

The shareholder, personally or represented by proxy, who chooses to participate in the Meeting through the Digital Platform must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours before the Meeting is held, that is, until 3:00 p.m. (Brasília time), on April 27, 2021, and such request must be duly accompanied by the following documents:

- Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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Copel will send the respective instructions and invitation to access the system for digital participation in the Annual General Meeting to the shareholders who have submitted their request within the period and under the conditions above. If a shareholder who has duly requested digital participation does not receive the e-mail with the instructions or the invitation for access and participation by 3:00 p.m. (Brasília time) on April 28, 2021, he/she must contact the Company by e-mail acionistas@copel.com or by telephone (+55) 0800 41 2772 (toll-free) by 10:00 a.m. (Brasília time) on April 29, 2021.

The technical requirements for participating in the Annual General Meeting by digital means are:

(a) If participating by mobile device: (i) have the Microsoft Teams application installed; and (ii) have a broadband connection.

b) If participating by computer: (i) have a compatible web browser and minimum processor or other requirements recommended by the platform supplier (see more information at: https://www.microsoft.com/pt-br/microsoft-teams); (ii) broadband connection to the Internet; and (iii) integrated webcam or external USB camera. For better operation of the platform, we recommend that the Microsoft Teams application be installed on the computer.

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the Annual General Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Instruction no. 622/2020.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the Annual General Meeting by digital means.

In person participation - Shareholder

Shareholders wishing to attend the General Meeting in person must present themselves a few minutes before the time indicated in the Call Notice, bearing the following documents

•	Identity document (RG, RNE, CNH or officially recognized professional class card); and

•     Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel or by the bookkeepper of the Company’s shares.

In person participation - Shareholder Represented by Proxy

Shareholders who cannot attend and wish to participate in the General Meeting in person may appoint a proxy with powers to represent them.

As provided for in the Brazilian Corporation Law. (Federal Law 6404, of December 15, 1976, paragraph 1 of art. 126), the proxy of the individual shareholder shall be a shareholder of the Company, a lawyer or manager of the Company or of a financial institution/investment fund. In the case of legal entities or investment funds, they may be represented by an appointed proxy appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (CVM case RJ2014/3578, judged on November 4, 2014). In any case, the proxy must have been instituted less than one year before the date of the General Meeting.

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The documents required are the following:

•	Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);
•	Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and
•	Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian or by the Bookkeepper of the Company’s shares.

Note: The documents referred to in the item above must be sent by e-mail to acionistas@copel.com, preferably up to 48 hours before the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Final guidelines

For the eventual in person participation, the Company will adopt all the safety measures required to reduce the risks of infection by the new coronavirus during the Meeting, such as the mandatory use of masks; use of alcohol gel for hand hygiene; and social distancing among the participants.

We emphasize that, in the case of governmental decrees related to the control measures of the COVID-19 pandemic (coronavirus), issued after the publication of this Notice, which prevent the physical presence in the Assembly, it will be held exclusively digitally, as it will be previously informed to the shareholders through a communication to the market.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual General Meeting to be carried out partially in digital form, pursuant to CVM instruction no. 481/2009, on April, 29, 2021, at 3 pm, at the Company’s head office, located at Rua Coronel Dulcídio, 800, Curitiba - PR, Brazil, and via Microsoft Teams, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.	Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2020;
2.	Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2020, distribution of earnings and payment of profit sharing and productivity incentives;
3.	Election of the members of the Company’s Board of Directors due to end of term of office;
4.	Election of members of the Supervisory Committee due to end of term of office;
5.	Election of members of the Nomination and Evaluation Committee due to end of term of office;
6.	Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2021.

Documents referring to the matters to be discussed at the General Meeting, including the Manual for Participation in General Shareholders’ Meetings and the Management's Proposal, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures adopted by health authorities and governments to address it, the Annual General Meeting shall be carried out in a partially digital mode, so the Company’s shareholder may take part in the General Meeting:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Comission (CVM);

(b) via digital platform (Microsoft Teams), which shall be accessed personally or by a dully appointed proxy, according to CVM Instruction no. 481/2009; or

(c) attending it in person, at the Company’s head office, located at Rua Coronel Dulcídio, 800, Curitiba - PR, Brazil, or by appointing a proxy with specific powers to represent him/her, who shall attend it in person.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Instruction no. 481/09, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

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We note that under the terms of art. 3 of CVM Instruction no. 165/91, as amended by CVM Instruction no. 282/98, and of art. 141, § 1 of Law no. 6404/76, the minimum percentage of participation in the Company's voting capital necessary to request the adoption of multiple voting for the election of a member of the Board of Directors is 5% (five percent) and the request must be made by shareholders at least 48 (forty-eight) hours before the Meeting.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meeting in person, it is recommended that powers-of-attorney for the General Meeting, together with all other supporting documents, be sent by e-mail to acionistas@copel.com up to forty-eight hours before the Meeting is held.

To participate in the Meeting via the Digital Platform, the shareholder must necessarily send a request to the Company, to the e-mail address acionistas@copel.com, up to 48 hours prior to the Meeting, that is, until 3:00 p.m. (Brasília time), on April 27, 2021, which must be duly accompanied by the following documents:

- Individual Shareholder:

(a) valid identification with photo (original or certified copy) of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative (original or certified copy);

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Instruction no. 481/2009, can be found in the Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

We also highlight that, in the case of governmental decrees related to control measures of the COVID-19 (coronavirus) pandemic, issued after the publication of this Call Notice, which prevent the physical presence in the meeting, the General Meeting will be held exclusively digitally, as it shall be previously informed to the shareholders through a communication to the market.

Curitiba, March 29, 2021

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MARCEL MARTINS MALCZEWSKI

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from March 30, 2021, being also available on the Company’s website (ir.copel.com).

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IV.        Information on the matters to be examined and discussed at the 66th Annual General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Annual General Meeting for the exercise of a conscious vote:

è	1 - Analysis, discussion and voting on the Annual Management Report, Balance Sheet and other financial statements for fiscal year 2020

Clarifications

The Management accounts are presented through the Annual Management Report and the Financial Statements prepared by Copel’s Board of Executive Officers.

The Annual Management Report presents information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the main accounts of the statement of income for the year, in addition to information related to employees, social responsibility, the capital markets, corporate governance, etc.

On the other hand, the Financial Statements express the Company’s economic situation and equity changes in the fiscal year. By analyzing the Financial Statements, it is possible to assess the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices adopted in Brazil which include those set forth by the Brazilian corporate laws, the pronouncements, guidance and interpretations issued by the Brazilian Accounting Practice Committee (CPC), approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC). Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been written by the Board of Executive Officers and approved by the Statutory Audit Committee and the Board of Directors. In addition, the Supervisory Committee issued an opinion on them, and they were deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

The analysis of the Statutory Audit Committee and the opinions of the Supervisory Committee and of the External Audit are attached to the Financial Statements.

Availability of Information

The Annual Report and the Financial Statements will be published in the Official Gazette of the State of Paraná, in the newspaper Folha de Londrina on April 22, 2021, pursuant to the applicable laws, being also available at the Company’s headquarters, at [B]³ Brasil, Bolsa, Balcão, and on Copel’s website (ir.copel.com).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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è	2 - Resolution on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2020, distribution of earnings and payment of profit sharing and productivity incentives

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

For the fiscal year 2020, the amount of said distribution is equivalent to 27.03% (gross percentage) and 25.00% (net percentage) of the adjusted net income, based on annual proposals from the Board of Executive Officers and the Board of Directors of the Company.

Allocation

Appropriation

From the net income for the fiscal year 2020, calculated in accordance with the Brazilian Corporation Law, in the amount of R$3,904,203,695.86 (three billion, nine hundred and four million, two hundred and three thousand, six hundred and ninety-five reais and eighty-six cents), the Board of Executive Officers proposes the following appropriations:

a) R$ 195,210,184.79 (one hundred and ninety-five million, two hundred and ten thousand, one hundred and eighty-four reais and seventy-nine cents), equivalent to 5% of the net income, to create the Legal Reserve, in accordance with article 193 of Law no. 6,404, of December 15, 1976, and with Article 87, paragraph 2, item II, of the Company’s Bylaws;

b) R$ 807,500,000.00 (eight hundred and seven million and five hundred thousando reais) to pay for interest on shareholders' equity, in partial replacement of compulsory minimum dividends, in compliance with article 202 of Law no. 6,404, of December 15, 1976 - the Brazilian Corporation Law; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995, and article 88 and its paragraphs of the Company’s Bylaws;

c)  R$ 781,331.33 (seven hundred and eighty-one thousand, three hundred and thirty-one reais and thirty-three cents) to pay for complementary dividends to PNA stockholders, which were declared and paid, as resolved at the 260th Ordinary Meeting of the Board of Directors, on September 16, 2020

d) R$ 210,275,576.76 (two hundred and ten million, two hundred and seventy-five thousand, five hundred and seventy-six reais and seventy-six cents) to pay for complementary dividends, in addition to the compulsory minimum, pursuant to article 202 of Law no. 6,404, of December 15, 1976; article 9, paragraph 7, of Law no. 9,249, of December 26, 1995; and article 88 of the Company’s Bylaws; and in compliance with CVM Resolution no. 683, of August 30, 2012, which approved the Technical Pronouncement CPC - ICPC no. 08 (R1), issued by the Brazilian Accounting Practice Committee (CPC), which governs accounting procedures for the proposal of dividends payment.

•	Pursuant to the provisions set forth by the law and the Company’s Bylaws, shareholders have the right to receive the dividends on capital in a sum not lower than 25% of the adjusted net income of the fiscal year, which is calculated based on the net income less the allocation to the legal reserve. Nevertheless, this calculation basis is added by the realization of equity valuation adjustments, which is addressed by item 28 of ICPC no. 10, so as to offset the impacts on the income from higher expenses with depreciation, resulting from the adoption of accounting standards established by it, as well as by the CPC Accounting Standard no. f27 – Fixed Assets – which in 2020 amounted to net value of R$ 59,628,859.28 (fifty-nine million, six hundred and twenty-eight thousand, eight hundred and fifty-nine reais and twenty-eight cents). In this way, the values of the calculation base and of the minimum obligatory dividends are, respectively, R$3,768,622,370.35 (three billion, seven hundred and sixty-eight million, six hundred and twenty-two thousand, three hundred and seventy reais and thirty-five cents) and R$942,155,592.59 (nine hundred and forty-two million, one hundred and fifty-five thousand, five hundred and ninety-two reais and fifty-nine cents).
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•  CVM Resolution 683, of 08.30.2012, approved and made mandatory for publicly-held companies the application of Technical Interpretation ICPC 08 (R1), issued by the Accounting Pronouncements Committee - CPC, whose content establishes the rules inherent to the accounting of the proposal for payment of dividends. According to the legal basis mentioned above, the interest on own capital proposed may only be imputed to the minimum mandatory dividends, net of withholding income tax, which is levied at the rate of 15% (fifteen percent) on this type of income. However, the portion of interest on own capital distributed to exempt and immune shareholders is not subject to such taxation. The amount of income tax withheld at source, on the income of the other shareholders, subject to taxation, was R$76,401,315.50 (seventy-six million, four hundred and one thousand, three hundred and fifteen reais and fifty cents), resulting in an effective rate of 9.46% (nine integers and forty-six hundredths percent) for the 2020 fiscal year. In this way, the proposal for the payment of interest on own capital, in the gross amount of R$807,500,000.00 (eight hundred and seven million, five hundred thousand reais), will provide the shareholders with a net remuneration in the amount of R$731,098,684.50 (seven hundred and thirty-one million, ninety-eight thousand, six hundred and eighty-four reais and fifty cents), which, added to the R$781,331.33 (seven hundred and eighty-one thousand, three hundred and thirty-one reais and thirty-three cents), proposed as complementary dividends, declared and paid to the holders of PNA shares, and to the R$210,275,576.76 (two hundred and ten million, two hundred and seventy-five thousand, five hundred and seventy-six Brazilian reais and seventy-six cents), proposed as complementary dividends to the minimum mandatory dividends, make up a total remuneration, net of income tax, in the amount of R$942,155,592.59 (nine hundred and forty-two million, one hundred and fifty-five thousand, five hundred and ninety-two Brazilian reais and fifty-nine cents), corresponding to the minimum statutory dividends.

e)   R$2,750,065,462.26 (two billion, seven hundred and fifty million, sixty-five thousand, four hundred and sixty-two reais and twenty-six cents), for the constitution of a retention of profits reserve, whose purpose is to ensure the Company's investment program, as established in article 196 of Law no. 6,404, of December 15, 1976, and in article 87, paragraph 2, item IV, of the Bylaws.

The profit retention reserve corresponds to the sum of the remaining balance of net income for the year, after the constitution of the legal reserve, with the realization of equity valuation adjustments, less interest on capital and dividends proposed to shareholders.

•        The Executive Board clarifies that the Company started the fiscal year 2020 with a balance of the profit retention reserve in the amount of R$4,846,238,690.10 (four billion, eight hundred and forty-six million, two hundred and thirty-eight thousand, six hundred and ninety reais and ten cents). As a result of the proposed allocations of net income for 2020, the balance of this reserve would be R$7,596,304,152.36 (seven billion, five hundred and ninety-six million, three hundred and four thousand, one hundred and fifty-two Brazilian reais and thirty-six cents). However, the Board of Directors, in accordance with the provisions of paragraph 2 of article 204 of Law no. 6,404, of December 15, 1976, and in accordance with the Dividend Policy approved on January 20, 2021, decided at its 212th Ordinary Meeting, held on March 17, 2021, to approve a specific proposal for the payment of interim dividends from the retained earnings reserve of previous years in the amount of R$1,507,448,948.14 (one billion, five hundred and fifty million dollars). Thus, the balance, the balance of the retention of profits reserve on 12.31.2020 became R$6,088,855,204.22 (six billion, eighty-eight million, eight hundred fifty-five thousand, two hundred four reais and twenty-two cents).

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The following is a statement of the changes that occurred in the "retained earnings" account, including the proposed destinations:

Asset changes: FY 2020 net income: R$3,904,203,695.86; ( - ) Legal reserve (5% of net income for the year): R$195,210,184.79 = Adjusted net income: R$3,708,993,511.07; ( + ) Realization of equity valuation adjustments - net of taxes: R$59,628,859.28 = Calculation basis for mandatory minimum dividends: R$3,768,622,370.35; ( - ) Interest on Equity - gross: R$807,500,000.00; (-) Complementary Dividends (PNA shares): R$781,331.33; (-) Complementary dividends to the mandatory minimums: R$210,275,576.76; (-) Profit retention reserve: R$2,750,065,462.26.

The financial statements for 2020 reflect the effects of the accounting records of the destinations previously specified, based on the assumption of their approval by the 66th Annual General Meeting, as established in paragraph 3 of article 176 of Law no. 6,404, of December 15, 1976.

Payment of profit sharing and productivity incentives:

Federal Law no. 10,101, of December 19, 2000, as well as State Law no. 16,560, of August 9, 2010, and State Decree no. 1978, of December 20, 2007, regulate the participation of employees in the Company's profits, as an instrument of integration between capital and labor and as an incentive to productivity, pursuant to Article 7, item XI of the Constitution of the Republic. In compliance with this legislation, the Executive Board proposes the distribution, as profit sharing, of R$ 420,004,161.37 (four hundred and twenty million, four thousand, one hundred and sixty-one reais and thirty-seven cents) to be paid to employees of the Parent Company and its wholly-owned subsidiaries. Such participation is provisioned for in the financial statements for 2020, specifically under "personnel expenses", in accordance with item 26.2 of the CVM/SNC/SEP Circular Letter no. 1, of February 14, 2007.

Management’s Opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2439th meeting held on March 15, 2021; of the Board of Directors at its 202nd extraordinary meeting held on March 17, 2021; and of the Statutory Audit Committee at its 232nd meeting held on March 17, 2021; having also received a favorable opinion from the Supervisory Committee in its 456 th meeting held on March 17, 2021.

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Supervisory Committee Report

The undersigned members of the Supervisory Committee of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, examined the Financial Statements for the fiscal year 2020, which comprise the balance sheet as of December 31, 2020, and the respective financial statements, statements of income, comprehensive income, changes in equity and cash flows for the year ending on the above-mentioned date, as well as the related explanatory notes and the Executive Board’s proposal for the allocation of net income for the fiscal year 2020. The drafts were received and analyzed individually by the members of the Supervisory Committee and previously discussed with the Management. Based on the work developed throughout the year and the analysis carried out by this Committee, on the clarifications on internal controls provided by the Company's Management and the Independent Auditors, and also considering the Auditor's Report issued without reservations by Deloitte Touche Tohmatsu Auditores Independentes on the Individual and Consolidated Financial Statements, the members of the Supervisory Committee state that they are not aware of any fact or evidence that is not reflected in the referred Financial Statements and they believe that said Statements are in a position to be referred to deliberation by the Shareholders' General Meeting. Curitiba, March 17, 2021. (a) DEMETRIUS NICHELE MACEI - Chairman, HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, LETÍCIA PEDERCINI ISSA MAIA, ROBERTO LAMB.

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è 3- Election of the members of the Company’s Board of Directors due to end of term of office

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

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In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of Brasil Bolsa Balcão - [B]³, and in compliance with article 114 of the Company’s Bylaws.

Vacancies and voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)	five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);
b)	one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);
c)	two are appointed by the Company’s minority of shareholders, holders of common shares. The election is held separately (the controlling shareholders are not entitled to vote). The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit;
d)	one is appointed by the holders of preferred shares that meet the percentages and requirements foreseen in article 141, §§ 4 and 5 of Federal Law no. 6,404/1976. The election is separate (controlling shareholders may not vote), and the candidate who obtains the highest percentage representation of the Company's capital stock is considered elected, with no minimum limit.

According to the Company's Bylaws, Art. 17, §1, whenever cumulatively, the election of the Board of Directors takes place through the multiple vote system and the holders of common or preferred shares exercise the right to elect a director, the State of Paraná will be assured the right to elect a director equal in number to those elected by the other shareholders and employees, plus 01 (one), regardless of the number of directors established in the Bylaws.

In order for a separate election of preferred shareholders to take place, it is necessary that the shareholders participating in the election must have held, without interruption, for at least three (3) months immediately prior to the Meeting, preferred shares representing ten percent (10%) of the capital stock (Article 141, paragraphs 4 and 6 of Federal Law no. 6404/1976).

Considering the conversion of shares under the 1st UNIT Program, the Company will accept as proof of uninterrupted ownership for the last three (3) months, the preferred shares that were the result of conversion of common shares. For example, if the shareholder has held, without interruption, for the last three (3) months, ten (10) common shares and eight (8) of them were converted into preferred shares under the 1st UNIT Program, the shareholder may use such shares in the context of the separate election of preferred shareholders.

May the minority and/or preferred shareholder not exercise their right to elect one member for the Board of Directors, the major shareholder shall appoint a name to fill the remaining vacancy or vacancies, whose election shall follow the applicable corporate procedures and legislation.

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Pursuant to CVM’s Rule no. 481, article 10, of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Board of Directors for the 2021-2023 term of office:

•	MARCEL MARTINS MALCZEWSKI;
•	DANIEL PIMENTEL SLAVIERO;
•	CARLOS BIEDERMANN;
•	GUSTAVO BONINI GUEDES;
•	MARCO ANTÔNIO BARBOSA CANDIDO.

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - CIA, which recorded, in its 29th Meeting, held on March 23, 2021, in items 28 to 32, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with CIA's deliberations on the nominations is the Annex I of this Manual.

Appointment by Company's employees:

The Company employee appointed by the peers, pursuant to State Law no. 8,096/85, regulated by Decree no. 6,343/85 and by State Law no. 8,681/87, in compliance with Federal Law no. 13,303/2016, as a result of the Company's internal electoral process established by Circular-061/2020, of November 16, 2020, was formally appointed by Notificação DGE -008/2021, of February 23, 2021, as the employee who obtained the highest number of valid votes in the election:

•	FAUSTO AUGUSTO DE SOUZA

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - CIA, which recorded, in its 28th Meeting, held on March 12, 2021, item 04, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with CIA's deliberations on this nomination is the Annex II of this Manual.

Appointments by the minority shareholders and the holders of preferred shares:

As the law does not establish a requirement for the early submission of proposals of names for election and there was no manifestation of shareholders under CVM Instruction no. 561/2015, the remaining shareholders may indicate, at the Annual General Meeting, their candidates during the consideration of the matter, if entitled to do so, according to the criteria specified above.

Any request for inclusion of candidates in the Remote Voting Ballot of the Annual General Meeting - AGM must be submitted to the Company by April 5, 2021, by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided in art. 21-L of CVM Instruction 481/09, observing the requirements set forth in art. 21-M of the same instruction and in item 12.2. of the Company's Reference Form.

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Compliance

Pursuant to paragraph 8 of article 17 of the Company's Bylaws, the nominations to the Board of Directors must comply with the requirements and prohibitions imposed by Federal Laws no. 6,404/1976 and 13,303/2016, by the policy and internal rule for the nomination of members of statutory bodies, in addition to meeting the following parameters: I. have at least three (03) independent directors, and this number shall in any event equal or exceed twenty-five percent (25%) of the total number of members of the body. Such directors must be expressly declared as independent in the minutes of the General Meeting that elects them, in accordance with the definition in B3's Level 2 Corporate Governance Regulation and with the provisions of Federal Law no. 13,303/2016, and the director(s) elected by means of the option provided for in article 141, paragraphs 4 and 5, and article 239, both of Federal Law no. 6,404/1976 and subsequent amendments, shall also be considered independent; II. when, as a result of compliance with the percentage referred to in the above paragraph, the result is a fractional number of board members, the number will be rounded off in accordance with the Level 2 Corporate Governance Regulations of B3; III. have between three (03) and five (05) board members, including those mentioned in item I, who meet, cumulatively, the conditions set forth in Federal Law no. 13,303/2016, to compose the Statutory Audit Committee, depending on its composition according to Article 51, § 2 of these Bylaws; and IV. at least one (01) of the directors mentioned in this § 8 must have recognized experience in matters of corporate accounting to integrate the Statutory Audit Committee provided for in these Bylaws.

The nominees must prove the requirements and the absence of prohibitions for the performance of the position, according to the applicable legislation, besides the additional requirements established in NPC 0315 - Nomination Policy and NAC 030311 - Nomination Standard for Members of Statutory Bodies, by filling out the Registration Form (Annex I).

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of employment or term of tenure, if any;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Annex III) duly filled and signed by appointee.

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The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annex IV - Item 12.5 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è 4- Election of members of the Supervisory Committee due to end of term of office

Clarifications

The Company has a permanent Supervisory Committee, with collegiate and individual performance, with the powers and duties set forth in Federal Laws no. 6,404/1976 and 13,303/2016 and other applicable legal provisions. It is composed of 05 (five) titular members and an equal number of substitutes, elected in a General Meeting with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reelections allowed. Its main duties are to inspect the acts of the managers, examine and issue an opinion on the Financial Statements and report its conclusions to the Company's shareholders.

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According to Federal Law no. 6,404/1976 (Brazilian Corporations Law), all the members of the Supervisory Committee, in order to take office, must sign a statement that they are not involved in any of the crimes provided by law that prevent them from exercising commercial activities, signing the Instrument of Investiture and the Terms of Compliance with the Policies of Disclosure of Material Information and Maintenance of Secrecy and Trading with Securities Issued by Copel, established by CVM’s Instruction no. 358/2002, by which they undertake to comply with the rules contained therein.

Vacancies and voting right

Copel’s Supervisory Committee comprises five sitting members and an equal number of alternates, with re-election authorized, as follows:

a)	three members and their respective alternates appointed by the majority shareholder for Supervisory Committee of Copel’s holding company (only holders of common shares have voting rights);
b)	one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit; and
c)	one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no minimum limit.

Pursuant to CVM’s Rule no. 481, Article 10, of December 17, 2009, the majority shareholder shall appoint, at the Annual General Meeting, to fill the vacant positions to which he is entitled, for (re)election, the following members of the Supervisory Committee for the 2021-2023 term of office:

Sitting members:

•	DEMÉTRIUS NICHELE MACEI
•	HARRY FRANÇÓIA JÚNIOR
•	JOSÉ PAULO DA SILVA FILHO
Alternates:
•	JOÃO LUIZ GIONA JUNIOR
•	OTAMIR CESAR MARTINS
•	VERÔNICA PEIXOTO COELHO

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - CIA, which recorded, in its 29th Meeting, held on March 23, 2021, in items 33 to 38, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with CIA's deliberations on this nomination is the Annex I of this Manual

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Appointments by the minority holders of common shares (sitting and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 5, 2021, addressed to the Chief Financial and Investors Relations Officer and via the e-mail address acionistas@copel.com, pursuant to Article 21-L of CVM’s Rule no. 481/2009, and the requirements established in Article 21-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Appointments by the holders of preferred shares (sitting and alternate members):

As the law does not make mandatory the early submission of the proposed names for election, and since there has not been any communication by the shareholders in accordance with CVM’s Rule no. 561/2015, the other shareholders may nominate, at the General Meeting, their candidate during the analysis of the matter, if they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 5, 2021, addressed to the Chief Financial and Investors Relations Officer and via the e-mail address acionistas@copel.com, pursuant to Article 21-L of CVM’s Rule no. 481/2009, and the requirements established in Article 21-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Compliance

In accordance with article 68 of the Company’s Bylaws, appointments for the Supervisory Committee must comply with the requirements and prohibitions provided for by Federal Laws no. 6,404/1976 e 13,303/2016.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Annex I).

For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must be presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of employment or term of tenure, if any;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

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OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Annex III) duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annex IV - Item 12.5 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è	5- Election of members of the Nomination and Evaluation Committee due to end of term of office

Clarifications

The Nomination and Evaluation Committee - NEC, pursuant to Article 53 of the Bylaws, is a permanent statutory body, auxiliary to the shareholders, with the prerogatives set forth in Federal Law no. 13,303/2016 and in its Internal Rules of Procedure, which shall verify the compliance of the nomination and evaluation process of the managers and the members of the Supervisory Committee and of the Statutory Committees, pursuant to the legislation in force.

The Committee is unique for Copel Holding and its wholly-owned subsidiaries, and may be extended to subsidiaries, associated companies and other companies in which Copel has an interest.

The members of the NEC issue opinions to assist shareholders about compliance in the nomination of managers and members of Supervisory Committee and of the statutory committees, observing compliance with the requirements and absence of prohibitions for the respective elections.

Vacancies and voting right

The Nominations and Evaluation Committee will be composed of 03 (three) members, elected and dismissed by the General Assembly, with a unified mandate of 02 (two) years, as of the date of their election, with a maximum of 02 (two) consecutive reappointments allowed, as follows:

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a)   02 (two) members appointed by the company’s controlling shareholder (only holders of common shares have voting rights); and

b)   01 (one) member nominated by the minor shareholders (only holders of common shares have voting rights, being elected the candidate that gains the greatest percentage representation of the company’s capital stock, no minimum limit), and

c)   the controlling shareholder will be assured the right to elect the majority of the Committee members.

Appointments

The State of Paraná, pursuant to the provisions of paragraph 2 of article 53 of Copel's bylaws, appointed the names listed hereunder for the vacancies to be filled by the Company's controlling shareholder:

•      MARCOS LEANDRO PEREIRA

•      ROBSON AUGUSTO PASCOALINI

The compliance of the nominees was verified by the Company through a background check and by the Nomination and Evaluation Committee - CIA, which recorded, in its 29th Meeting, held on March 23, 2021, in items 39 to 40, that all nominations for the Board of Directors contained in this Manual are in compliance with the provisions of Federal Laws 6404/1976 and 13303/2016, the Company's Bylaws and other regulations in force.

The Summary with CIA's deliberations on the nominations is the Annex I of this Manual.

By the minority shareholders:

As for the vacancy to be filled by minority shareholders, the appointee must fully comply with the requirements and prohibitions set forth in the applicable law and the Company’s internal rules.

Shareholders wishing to include candidates in the distance voting ballot paper for the Annual General Meeting - AGM must send a written request to the Company until April 5, 2021, addressed to the Chief Financial and Investors Relations Officer and via the e-mail address acionistas@copel.com, so as to allow for greater participation of shareholders in the election process.

Nonetheless, candidates that meet the requirements can be presented on the day of the Annual General Meeting.

Compliance

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Annex I).

For this reason, when submitting a candidacy, including those announced on the day of the EGM, the following documents must be presented:

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EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Document of appointment and removal from office if any;

•      Declaration of employment or term of tenure, if any;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Annex III) duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Annex V - Item 12.7 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è	6. Establishment of the compensation of the Management, members of the Supervisory Board and members of Statutory Committees for fiscal year 2021

Clarifications

According to Article 152 of the Brazilian Corporation Law no. 6,404/1976, the Shareholders' Meeting shall determine the annual compensation of the members of the Company’s Management and Supervisory Board. Following the same procedures used in previous years, the policy takes into consideration the compensation of the previous fiscal year, without any increase.

The goal of this policy is to reward the Company's Chief Officers for results obtained in the fiscal year and for the achievement of goals set forth in the Company's strategic plan.

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The compensation paid to the Company’s Chief Officers and members of the Board of Directors and of the Supervisory Board is the sole responsibility of Copel’s wholly-owned subsidiaries, controlled companies or direct and indirect controlled companies. There is no remuneration or benefit linked to the occurrence of any corporate even such as the sale of the shareholding control of the Company.

In 2021, so as to fully comply with item 1 of Article 12 of CVM’s Rule no. 481/2009, the Company’s majority shareholder has proposed the annual compensation limit, including charges, of up to R$13,002,528.27, as follows:

a) the compensation paid to the Company’s Chief Officers shall be the same one paid in the previous fiscal year;

b) for each member of the Board of Directors, the compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months. The chairman of the Board of Directors shall be granted a monthly bonus equivalent to 50% of the monthly compensation paid to the members of the Statutory Audit Committee;

c) for each member of the Supervisory Board the monthly compensation paid shall be of fifteen percent (15%) of the monthly compensation that, on average, is assigned to the Chief Executive Officer, including the extra 13th salary paid annually and calculated proportionally over the previous 12 months;

d) for each member of the Statutory Audit Committee the monthly compensation paid shall be equivalent to the monthly compensation paid to the members of the Supervisory Board. A bonus of R$5,000.00 is also paid;

e) for each member of the Nomination and Evaluation Committee the monthly compensation paid shall be equivalent to 8.5% (eight point five per cent) of the monthly compensation paid to the Company's Chief Executive Officer;

f) for each of the members of the Investment and Innovation Committee and the Sustainable Development Committee the monthly compensation paid shall be equivalent to 6.5% of the compensation of the Company's Chief Executive Officer.

Thus, from the annual compensation limit as stated above, up to R$9,876,902.86 (inclusive of social charges from the National Social Security Institute - INSS, the Indemnity Fund for Employees - FGTS, the Company’s own pension plan and health care assistance) shall be proposed as global annual compensation for the Executive Officers; up to R$748,179.94  (inclusive of social charges from the INSS) as global annual compensation for the Board of Directors; up to R$805,146.96 (inclusive of social charges from the INSS) as global annual compensation for the Supervisory Board; up to R$1,016,765.83 (inclusive of social charges from the INSS) as global annual compensation for the members of the Statutory Audit Committee; up to R$281,211.53 (inclusive of social charges from the INSS), as global annual compensation for the members of the Nomination and Evaluation Committee; up to R$137,160.58, (inclusive of social charges from the INSS), as global annual compensation for the members of the Investment and Innovation Committee; up to R$137,160.58 (inclusive of social charges from the INSS), as global annual compensation for the members of the Sustainable Development Committee; and for the Minority Shareholders Committee, considering its way of acting, no remuneration values will be proposed.

25

Annex VI - Item 13 of CVM’s Reference Form

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo I

27

PROTOCOLO INTEGRADO DO ESTADO
Fls. 3
Mov. 3

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ 76.483.817/0001-20
COMPANHIA ABERTA
Registro na CVM nº 1431 - 1

SUMÁRIO DA ATA DA 29ª REUNIÃO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

1. LOCAL: Reunião realizada por videoconferência. **2. DATA:** 23.03.2021 - 9h. **3. ASSUNTOS TRATADOS E DELIBERAÇÕES TOMADAS:**

O Comitê de Indicação e Avaliação:

I. recebeu informação da Diretoria de Governança, Risco e Compliance sobre o processo de monitoramento dos pontos de atenção encontrados durante a realização dos processos de Background Check, com o registro de que não foram identificadas alterações nos pontos de atenção registrados durante o mês de fevereiro de 2021 e não foram recebidos e/ou identificados relatos no Canal de Denúncias que citem Administradores, Conselheiros ou Membros de Comitês no mesmo período;

II. foi atualizado sobre as ações da Companhia relacionadas à Covid-19, debateu o assunto e solicitou a manutenção de reportes periódicos a este Colegiado;

III. por unanimidade, considerou que a indicação de Glaucio José de Araújo Silva para o cargo de membro titular do Conselho Fiscal da UEG Araucária S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

IV. por unanimidade, considerou que a indicação de Henrique Cesar Tupper de Menezes Santos para o cargo de membro suplente do Conselho Fiscal da UEG Araucária S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

V. por unanimidade, considerou que a recondução de José Carlos Soares para o cargo de membro titular do Conselho Fiscal da SPE Paranaíba Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

VI. por unanimidade, considerou que a recondução de Alex Orestes Novello para o cargo de membro suplente do Conselho Fiscal da SPE Paranaíba Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

VII. por unanimidade, considerou que a recondução de Elton Keishi Hiruma para o cargo de Diretor Financeiro da SPE Paranaíba Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

VIII. por unanimidade, considerou que a recondução de Alexandre Radtke para o cargo de membro do Conselho de Administração e membro do Comitê de Auditoria Estatutário da Elejor - Centrais Elétricas do Rio Jordão S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

IX. por unanimidade, considerou que a recondução de Moacir Carlos Bertol para o cargo de membro do Conselho de Administração da Elejor - Centrais Elétricas do Rio Jordão S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

X. por unanimidade, considerou que a recondução de Sérgio Luiz Cequinel Filho para o cargo de membro do Conselho de Administração da Elejor - Centrais Elétricas do Rio Jordão S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50. Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48. Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016. A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **f08f63f0a244c69f826ed59cc0b9fc23**.

28

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Fls. 4
Mov. 3

XI. por unanimidade, considerou que a recondução de Paulo Henrique Gulin Gomes para o cargo de membro do Conselho de Administração da Elejor - Centrais Elétricas do Rio Jordão S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XII. por unanimidade, considerou que a recondução de Arion Rolim Pereira para o cargo de membro titular do Conselho Fiscal da Mata de Santa Genebra Transmissão S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XIII. por unanimidade, considerou que a recondução de Ricardo Vidinich para o cargo de membro suplente do Conselho Fiscal das SPEs Mata de Santa Genebra Transmissão S.A e Voltalia São Miguel do Gostoso I Participações S.A. e parques está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XIV. por unanimidade, considerou que a indicação de Walter Guandalini Junior para o cargo de membro titular do Conselho Fiscal das SPEs 100% GeT está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XV. por unanimidade, considerou que a recondução de Wendell Alexandre Paes de Andrade de Oliveira para o cargo de membro do Conselho de Administração da Companhia Paranaense de Gás - Compagas está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XVI. por unanimidade, considerou que a recondução de João Biral Júnior para o cargo de membro do Conselho de Administração da Companhia Paranaense de Gás - Compagas está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XVII. por unanimidade, considerou que a recondução de Nelson Luiz Paula de Oliveira para o cargo de membro do Conselho de Administração da Companhia Paranaense de Gás - Compagas está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XVIII. por unanimidade, considerou que a recondução de Arnaldo Luqueta para o cargo de membro suplente do Conselho Fiscal da Companhia Paranaense de Gas - Compagas está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XIX. por unanimidade, considerou que a recondução de Claudio Bragança Marinho Falcão para o cargo membro titular da SPE Integração Maranhense Transmissora de Energia S.A. e de membro suplente do Conselho Fiscal das SPEs Caiuá Transmissora de Energia S.A. e Cantareira Transmissora de Energia S.A está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XX. por unanimidade, considerou que a recondução de Gerson José Gonçalves para o cargo de membro titular da SPE Integração Maranhense Transmissora de Energia S.A. e de membro suplente do Conselho Fiscal da SPE Caiuá Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXI. por unanimidade, considerou que a recondução de Nilson Scheffler para o cargo de membro suplente da SPE Integração Maranhense Transmissora de Energia S.A. e de membro titular do Conselho Fiscal das SPE Cantareira Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXII. por unanimidade, considerou que a recondução de Soleide Stringari para o cargo de membro suplente da SPE Cantareira Transmissora de Energia S.A. e de membro titular do Conselho Fiscal da SPE Caiuá Transmissora de Energia S.A. está aderente aos preceitos das Leis

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50. Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48. Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016. A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **f08f63f0a244c69f826ed59cc0b9fc23**.

29

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Fls. 5
Mov. 3
INTEGRADO DO ESTADO

Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXIII. por unanimidade, considerou que a indicação de Kleberson Luiz da Silva para o cargo de membro titular do Conselho de Administração da SPE Guaraciaba Transmissora de Energia S.A. está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXIV. por unanimidade, considerou que a indicação de Artur Felipe Fischer Pessuti para o cargo de membro titular do Conselho Fiscal da SPE Guaraciaba Transmissora de Energia S.A e de membro suplente do Conselho Fiscal da SPE Matrinchã Transmissora de Energia S.A.está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXV. por unanimidade, considerou que a indicação de Conrado Paiva Meira de Oliveira para o cargo de Diretor Administrativo Financeiro da Voltalia São Miguel do Gostoso I Participações S.A. e parques está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXVI. por unanimidade, considerou que a recondução de Ana Clara Solis de Figueiredo Morrissy para o cargo de membro titular do Conselho Fiscal da Voltalia São Miguel do Gostoso I Participações S.A. e parques está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXVII. por unanimidade, considerou que a indicação de Marcelo Coser para o cargo de membro suplente do Conselho Fiscal da Voltalia São Miguel do Gostoso I Participações S.A. e parques está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXVIII. por unanimidade, considerou que a recondução de **Marcel Martins Malczewski** para o cargo de Presidente do Conselho de Administração da Copel (Holding) está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXIX. por unanimidade, considerou que a recondução de **Daniel Pimentel Slaviero** para o cargo de membro do Conselho de Administração da Copel (Holding) está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXX. por unanimidade, considerou que a recondução de **Marco Antônio Barbosa Cândido** para o cargo de membro do Conselho de Administração da Copel (Holding) está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes

XXXI. por unanimidade, considerou que a recondução de **Carlos Biedermann** para o cargo de membro do Conselho de Administração da Copel (Holding) está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXII. por unanimidade, considerou que a recondução de **Gustavo Bonini Guedes** para o cargo de membro do Conselho de Administração da Copel (Holding) está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXIII. por unanimidade, considerou que a recondução de **Demetrius Nichele Macei** para o cargo de membro titular do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXIV. por unanimidade, considerou que a recondução de **Harry Françóia Júnior** para o cargo de membro titular do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50. Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48. Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016. A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **f08f63f0a244c69f826ed59cc0b9fc23**.

30

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Fls. 6
Mov. 3
INTEGRADO DO ESTADO

XXXV. por unanimidade, considerou que a recondução de **José Paulo da Silva Filho** para o cargo de membro titular do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXVI. por unanimidade, considerou que a indicação de **Verônica Peixoto Coelho** para o cargo de membro suplente do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXVII. por unanimidade, considerou que a recondução de **João Luiz Giona Junior** para o cargo de membro suplente do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXVIII. por unanimidade, considerou que a recondução de **Otamir Cesar Martins** para o cargo de membro suplente do Conselho Fiscal da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

XXXIX. por unanimidade dos votantes, com abstenção de voto do indicado, considerou que a recondução de **Marcos Leandro Pereira** para o cargo de membro do Comitê de Indicação e Avaliação da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes; e

XL. por unanimidade dos votantes, com abstenção de voto do indicado, considerou que a recondução de **Robson Augusto Pascoalini** para o cargo de membro do Comitê de Indicação e Avaliação da Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes.

XLI. Apresentou solicitação à Diretoria de Governança, Risco e Compliance para inclusão de declarações no Formulário Cadastral que é preenchido pelos indicados pela Companhia.

4. ASSINATURAS: MARCOS LEANDRO PEREIRA - Presidente; ANA SILVIA CORSO MATTE; CLAUDIO NOGAS; DURVAL JOSÉ SOLEDADE SANTOS; e ROBSON AUGUSTO PASCOALINI.

O texto integral da ata da 29ª Reunião do Comitê de Indicação e Avaliação da Copel foi lavrado no livro próprio nº 2.

DENISE TEIXEIRA GOMES
Secretária

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50. Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48. Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016. A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **f08f63f0a244c69f826ed59cc0b9fc23**.

31

ePROTOCOLO

PROTOCOLO
Fls. 6a
Mov. 3
INTEGRADO DO ESTADO

Documento: **29CIA23.03.2021SUMARIO.pdf**.

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50.

Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48.

Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016.

A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **f08f63f0a244c69f826ed59cc0b9fc23**.

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DO ESTADO

Anexo II

33

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Fls. 2
Mov. 2
INTEGRADO DO ESTADO

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ 76.483.817/0001-20
COMPANHIA ABERTA
Registro na CVM nº 1431 - 1

SUMÁRIO DA ATA DA 28 REUNIÃO DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

1. LOCAL: Reunião realizada por videoconferência. **2. DATA:** 12.03.2021 - 9h. **3. ASSUNTOS TRATADOS E DELIBERAÇÕES TOMADAS:**

O Comitê de Indicação e Avaliação:

I. por unanimidade, considerou que a indicação de Daniel Pimentel Slaviero para o cargo de membro do Comitê de Investimentos e Inovação - CII da Companhia Paranaense de Energia - Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

II. por unanimidade, considerou que a indicação de Marco Antônio Barbosa Cândido para o cargo de membro do Comitê de Investimentos e Inovação - CII da Companhia Paranaense de Energia - Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

III. por unanimidade, considerou que a indicação de Olga Stankevicius Colpo para o cargo de membro do Comitê de Investimentos e Inovação - CII e Inovação da Companhia Paranaense de Energia - Copel está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes; e

IV. por unanimidade, considerou que a indicação de Fausto Augusto de Souza para o cargo de membro do Conselho de Administração da Companhia Paranaense de Energia - Copel, (escolhido pelos empregados em processo interno da Companhia, na forma da Lei Estadual nº 8.096/1985, regulamentada pelo Decreto Estadual nº 6.343/1985), está aderente aos preceitos das Leis Federais nº 6.404/1976 e nº 13.303/2016, ao Estatuto Social da Companhia e aos demais regulamentos vigentes;

4. ASSINATURAS: MARCOS LEANDRO PEREIRA - Presidente; ANA SILVIA CORSO MATTE; CLAUDIO NOGAS; DURVAL JOSÉ SOLEDADE SANTOS; e ROBSON AUGUSTO PASCOALINI.

O texto integral da ata da 28ª Reunião do Comitê de Indicação e Avaliação da Copel foi lavrado no livro próprio nº 2.

DENISE TEIXEIRA GOMES
Secretária

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50. Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48. Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016. A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **a94c269fb9f827523a2740fef550b130**.

34

ePROTOCOLO

PROTOCOLO INTEGRADO DO ESTADO
Fls. 2a
Mov. 2

Documento: **28CIA12.03.2021SUMARIO.pdf**.

Assinado por: **Denise Teixeira Gomes** em 29/03/2021 09:50.

Inserido ao protocolo **17.484.006-7** por: **Karine Satie Yoshioka** em: 29/03/2021 09:48.

Documento assinado nos termos do art. 18 do Decreto Estadual 5389/2016.

A autenticidade deste documento pode ser validada no endereço: **https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura** com o código: **a94c269fb9f827523a2740fef550b130**.

35

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Anexo III

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Anexo I

FORMULÁRIO CADASTRAL
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo:		2. Sexo: ( ) M ( ) F
3. CPF:	4. RG:	5. Título de eleitor:
6. Endereço pessoal:		
7. Endereço profissional:		
8. Telefone pessoal:	9. Telefone profissional:	
10. *E-mail*:		
11. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente ( ) Conselho de Administração ( ) Diretoria ( ) Conselho Fiscal ( ) Comitê de Indicação e Avaliação ( ) Outros cargos. Especificar: ____ Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.		
12. Empresa à qual foi indicado:		
13. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados		

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		
18. Qual a área de sua formação acadêmica?		
19. É titular de cargo com vínculo permanente com o serviço Público?	SIM	NÃO
20. Em caso de resposta positiva no item 19, informe o cargo:		
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	SIM	NÃO
22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?		

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?		

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por		

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

39

COPEL
Companhia Paranaense de Energia

4/7

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

40

COPEL
Companhia Paranaense de Energia

5/7

	SIM	NÃO
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

Obs.: para empresas públicas e sociedades de economia mista.

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

41

COPEL
Companhia Paranaense de Energia

6/7

E. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	Remunerado	
		SIM	NÃO

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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COPEL
Companhia Paranaense de Energia

7/7

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

____________________ Local e data	______________________________ Assinatura do(a) Indicado(a)

Documento original assinado por:

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

43

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo IV

44

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado	
DANIEL PIMENTEL SLAVIERO	22.11.1980	Administrador	004.764.159-26	Secretário Executivo do Conselho de Administração	
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**		**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Diretor Presidente da Copel Holding		Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Diretor Presidente da Companhia Paranaense de Energia - Copel (2019-atual); Presidente do Conselho de Administração da: Copel Geração e Transmissão S.A. - Copel GeT; Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Telecomunicações S.A. – Copel Telecom e Copel Serviços S.A. – Copel SER, F.D.A. Geração de Energia Elétrica S.A. (2019 - atual); Membro do Conselho de Administração da ONS – Operador Nacional do Sistema Elétrico (2019 - atual); Diretor Executivo - Emissoras Regionais do Sistema Brasileiro de Televisão - SBT (2017-2018); Diretor Comercial - Rede do Sistema Brasileiro de Televisão - SBT (2017-2018); Diretor Institucional - Grupo Silvio Santos - GSS (2010-2017); Diretor Geral do Sistema Brasileiro de Televisão - SBT Brasília (2010-2017); e Presidente da Associação Brasileira de Emissoras de Rádio e Televisão - ABERT (2006-2016).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que se enquadra como pessoa politicamente exposta por exercer atualmente a função de Diretor Presidente da Copel.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
MARCEL MARTINS MALCZEWSKI	08.12.1964	Engenheiro Eletricista	445.212.009-15	Presidente do Conselho de Administração Independente
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Não possui outro cargo/função	sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Membro independente nos termos da Lei nº 13.303/2016

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Presidente do Conselho de Administração da Velsis (2016-atual); Membro do Conselho de Admisnitração da InfoPrice (2018-atual); Vice-presidente da AMcom (2019-atual); Membro do Conselho de Administração da Ubook (2017-2021); Membro do Conselho de Administração da Veltec (2012-2018); Sócio M3 Investimentos Ltda (2011); Sócio Trivella M3 Investimentos S.A. (2014); Co-fundador (1990), Diretor Presidente (2001-2009), Presidente (2010-2011) e membro do Conselho de Administração (2012-2015) da Bematech S.A.; Coordenador do Curso de Engenharia da Computação na Pontifícia Universidade Católica do Paraná.

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

45

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado	
CARLOS BIEDERMANN	18.08.1953	Administrador/Contador	220.349.270-87	Membro do Conselho de Administração Independente	
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**		**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Membro especialista financeiro do Comitê de Auditoria Estatutário		sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência					
Membro independente nos termos da Lei nº 13.303/2016					
l. Número de mandatos consecutivos		Observação:			
Segundo mandato		Mandato anterior: (2019-2021)			
m. informações sobre:					
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Sócio da Biedermann Consulting - Consultoria de Governança Corporativa (2015 - atual); Sócio líder da PricewaterhouseCoopers Auditoria e Consultoria (2002-2015); Membro dos Comitês de Auditoria da Suzano Papel e Celulose (desde 2015); do Grupo Algar (desde 2016); do Grupo Solar (desde 2018); e do Grupo Cornélio Brennand (desde 2018); do Moinho Paulista (desde 2018) e Banrisul (desde 2019); Membro dos Conselhos de Administração de Lojas Lebes (desde 2018); Copel (desde 2019) e Madero (desde 2019); Presidente do Conselho de Administração da Trensurb (desde de 2019) e Brivia Dez (desde 2019); Presidente do Conselho Deliberativo do Grêmio Foot-Ball Porto Alegrense (desde 2016); Membro dos Conselhos da Amcham/RS (desde 1998) e da Associação dos Dirigentes de Marketing e Vendas do Brasil - ADVB/RS (desde 2014); e Instrutor nos cursos do Instituto Brasileiro de Governança Corporativa - IBGC, inclusive de Formação de Conselheiros (desde 2000).			
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos					
i. qualquer condenação criminal					Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas					Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer					Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.					

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado	
MARCO ANTÔNIO BARBOSA CANDIDO	06.03.1969	Engenheiro de Mecânica-Aeronáutica	081.286.208-27	Membro do Conselho de Administração Independente	
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**		**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Presidente do Comitê de Auditoria Estatutário		Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência					
Membro independente nos termos da Lei nº 13.303/2016					
l. Número de mandatos consecutivos		Observação:			
Terceiro mandato		Mandatos anteriores: (2017-2019) e (2019-2021)			
m. informações sobre:					
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		CEO e Sócio Fundador da MBC Consultoria (2016 - atual); Professor e pesquisador da Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); Superintendente Executivo (CEO) da Associação Paranaense de Cultura - APC, mantenedora da Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); Superintendente Executivo (CEO) do Grupo Marista (2012-2013); Presidente Executivo (CEO) do Grupo Paysage (2013-2015); Conselheiro do Sistema de Saúde Mãe de Deus no estado do Rio Grande do Sul - RS (2014-2015); Conselheiro no Grupo Positivo (2014-2016); Conselheiro do Hospital Santa Rita e da Operadora Santa Rita Saúde em Maringá - PR (2015 - 2019).			
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Conselheiro da Athena Saúde S/A (2020 até hoje); Conselheiro do Expresso Princesa dos Campos (2020 até hoje); Conselheiro da AEBEL (2020 até hoje); Conselheiro do Grupo hoteleiro Rafain em Foz do Iguaçu - PR (desde 2016);			
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos					
i. qualquer condenação criminal				Não há qualquer condenação	
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação	
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação	
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

46

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
GUSTAVO BONINI GUEDES	10.04.1982	Advogado	030.915.309-30	**Membro do Conselho de Administração Independente**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não possui outro cargo/função	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Membro independente nos termos da Lei nº 13.303/2016

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Advogado com atuação especializada em Direito Público, atuando há mais de 15 anos no campo do Direito Eleitoral, Administrativo e em Gestão Pública, tendo coordenado a defesa do Ex-Presidente Michel Temer junto ao Tribunal Superior Eleitoral (TSE). Membro do Conselho de Administração da Copel - Companhia Paranaense de Energia (2019 - atual); Membro da Academia Brasileira de Direito Eleitoral e Político – ABRADEP (desde 2016); Membro-Consultor da Comissão de Direito Eleitoral do Conselho Federal da OAB (2013 a 2015) e Presidente do Instituto Paranaense de Direito Eleitoral – IPRADE (2015 a 2016).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
FAUSTO AUGUSTO DE SOUZA	04.11.1980	Engenheiro Eletricista	028.588.329-19	**Membro do Conselho de Administração**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não possui outro cargo/função	não

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência

l. Número de mandatos consecutivos	Observação:
Primeiro mandato	

m. informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Técnico em Eletrotécnica da Companhia Paranaense de Energia - Copel (2012-atual); Professor da Universidade Cesumar (2018 - atual); Professor da Unisociesc de Curitiba (2016 - 2017); Professor da Universidade Tecnológica Feral do Paraná - UTFPR (2013 - 2015).

i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

47

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
DEMETRIUS NICHELE MACEI	26.12.1970	Advogado	787.870.509-78	**Conselheiro Fiscal Titular - Eleito pelo Controlador**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. Informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor	Presidente do Conselho Fiscal das Subsidiárias Integrais da Companhia Paranaense de Energia: Copel Geração e Transmissão S.A. - Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Serviços S.A. – Copel SER, Copel Telecomunicações S.A - Copel Telecom (2019 - atual); Presidente do Conselho Fiscal da F.D.A. Geração de Energia Elétrica S.A. (2019 a 2020); Sócio do Escritório Demetrius Macei Advogados Associados (2010 - atual); Professor de Direito Tributário na graduação, mestrado e doutorado na Faculdade de Direito Curitiba -UNICURITIBA (2011 - atual); Ex-Titular da Câmara Superior de Recursos Fiscais do Conselho Administrativo de Recursos Fiscais do MInistério da Fazenda - CARF/ME (2015-2019).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Conselheiro Fiscal da Apsen Farmacêutica - APSEN (desde 2018); Conselheiro Fiscal da Eldorado Celulose e Papel S/A - CF ELDORADO (desde 2012); Conselheiro Fiscal da JBS S.A. (desde 2011); Conselheiro Fiscal da Excelsior Alimentos S.A. (desde 2015); Membro da Comissão de Direito Tributário da OAB/PR (desde 2016).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
HARRY FRANÇÓIA JÚNIOR	05.02.1971	Advogado	685.736.779-53	**Conselheiro Fiscal Titular - Eleito pelo Controlador**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. Informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Membro titular do Conselho Fiscal das Subsidiárias Integrais da Companhia Paranaense de Energia: Copel Geração e Transmissão S.A. - Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Serviços S.A. – Copel SER, Copel Telecomunicações S.A - Copel Telecom (2019 - atual); Membro do Conselho Fiscal da F.D.A. Geração de Energia Elétrica S.A. (2019 a 2020); Diretor Jurídico e de Relações Institucionais da Companhia Paranaense de Energia e suas Subsidiárias Integrais: Copel Geração e Transmissão S.A.; Copel Distribuição S.A.; Copel Comercialização S.A.; e Copel Serviços (2018 - 2019); Diretor de Desenvolvimento de Negócios da Companhia Paranaense de Energia - Copel (2017-2018); Diretor Adjunto da Copel Comercialização S.A. (2013-2017); Diretor Administrativo e Secretário Geral da Presidência da Assembleia Legislativa do Estado do Paraná (2015-2016); Vice-Presidente da Comissão de Sociedade de Advogados da OAB/PR - Gestão (2007-2009 e 2013-2015); Advogado na área de Direito empresarial com ênfase em Direito Societário e Tributário na Harry Françóia - Advogados Associados (1999-2016).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

48

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
JOSÉ PAULO DA SILVA FILHO	14.04.1963	Contador	386.730.294-49	**Conselheiro Fiscal Titular - Eleito pelo Controlador**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. Informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Membro titular do Conselho Fiscal da Companhia Paranaense de Energias - Copel (Holding) (2019 - atual); Membro titular do Conselho Fiscal das Subsidiárias Integrais da Companhia Paranaense de Energia: Copel Geração e Transmissão S.A. - Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Serviços S.A. – Copel SER, Copel Telecomunicações S.A - Copel Telecom (2019 - atual); Membro titular do Conselho Fiscal da Eldorado Brasil Celulose S.A. (2018 - atual); Membro titular do Conselho Fiscal da JBS S.A. (2014 - atual); Membro titular do Conselho Fiscal da F.D.A. Geração de Energia S.A. (2019 a 2020); Controler Corporativo do Grupo Unipar (2016-2019); Consultor Financeiro em contabilidade, controladoria fiscal e contas a pagar em empresas de transmissão de energia elétrica (2015-2016); Diretor de Administração e Finanças do Grupo Nasha (2014-2016) Diretor de Administração e Controle do Grupo J&F Investimentos (2009-2014)

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
JOÃO LUIZ GIONA JUNIOR	17/02.1984	Bacharel em Direito	037.782.139-03	**Conselheiro Fiscal Suplente - Eleito pelo Controlador**

f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim

k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.

l. Número de mandatos consecutivos	Observação:
Segundo mandato	Mandato anterior: (2019-2021)

m. Informações sobre:	
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor	Membro suplente do Conselho Fiscal das Subsidiárias Integrais da Companhia Paranaense de Energia: Copel Geração e Transmissão S.A. - Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Serviços S.A. – Copel SER, Copel Telecomunicações S.A - Copel Telecom (2019 - atual); Membro suplente do Conselho Fiscal da F.D.A. Geração de Energia Elétrica S.A. (2019 a 2020)Superintendente da Casa Civil do Estado do Paraná (desde 2019); Analista de Controle Externo do Tribunal de Contas do Estado do Paraná - TCE/PR (desde 2007); Coordenador da Coordenação de Orçamento Estadual da Secretaria de Estado da Fazenda (2015-2018).
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Conselheiro de Administração Suplente da Companhia de Tecnologia da Informação e Comunicação do Paraná- Celepar (desde 2015); Conselheiro Fiscal da Associação dos Amigos do Museu Oscar Niemeyer (desde 2017); Conselheiro de Administração da Paranaprevidência (desde 2018);

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos	
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

49

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
OTAMIR CESAR MARTINS	08/10/1950	Médico veterinário	171.633.829-87	Conselheiro Fiscal Suplente - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da Lei n 13.303/2016.				
l. Número de mandatos consecutivos	Observação:			
Terceiro mandato	Mandatos anteriores: (2018-2019) e (2019-2021)			
m. Informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Membro suplente do Conselho Fiscal das Subsidiárias Integrais da Companhia Paranaense de Energia: Copel Geração e Transmissão S.A. - Copel GeT, Copel Distribuição S.A. – Copel DIS, Copel Comercialização S.A., Copel Serviços S.A. – Copel SER, Copel Telecomunicações S.A - Copel Telecom (2019 - atual); Membro suplente do Conselho Fiscal da F.D.A. Geração de Energia Elétrica S.A. (2019 a 2020); Diretor Presidente da ADAPAR (desde 2019); Diretor Geral da Secretaria da Agricultura e Abastecimento do Paraná (2011 - 2018); Superintendente da Secretaria Municipal de Planejamento da Prefeitura Municipal de Curitiba (2007-2010).			
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.				

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
VERÔNICA PEIXOTO COELHO	04.06.1973	Arquivologista	070.015.357-88	Conselheiro Fiscal Suplente - eleito pelo controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
29.04.2021		Abril 2021 a Abril 2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da Lei n 13.303/2016.				
l. Número de mandatos consecutivos	Observação:			
Primeiro mandato	.			
m. Informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Diretora de Recursos Humanos Corporativo - JBS S.A. (2009 – 2020); Associate Director - Banco Pactual – UBS Pactua (1999 – 2009).			
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

50

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo V

51

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ROBSON AUGUSTO PASCOALINI	15.05.1980	Advogado	005.967.139-40	Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
		2021-2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da Lei n 13.303/2016.				
l. Número de mandatos consecutivos		Observação:		
Segundo mandato		Mandato anterior: 2019-2021		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Advogado e Consultor responsável pela estruturação de Governança Corporativa da empresa privada Indústria e Comércio de Calçados Caroline Ltda (calçados e imóveis) (2014 - atual); Advogado e Consultor responsável pela estruturação de Governança Corporativa da empresa privada Grupo Pneus Jandaia (2012 - atual); Gestor administrativo e jurídico de empresas (2012-2014); Advogado e gestor de escritório de advocacia próprio (desde 2009); e Servidor da Vara Cível e Fazenda Pública na Comarca de Jandaia do Sul, Paraná – PR (1997-2009).		
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Membro do Comitê de Indicação e Avaliação da Companhia de Saneamento do Paraná - Sanepar (2019-2021); Membro da Comissão de Direito Empresarial da Ordem dos Advogados do Brasil - seção do Paraná - OAB-PR; e Membro da Comissão de Energia da OAB-PR (desde 2017)		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal			Não há qualquer condenação	
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação	
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação	
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.				

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
MARCOS LEANDRO PEREIRA	25.03.1965	Advogado	436.675.389-87	Presidente do Comitê de Indicação e Avaliação - Eleito pelo Controlador
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
		2021-2023	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da Lei n 13.303/2016.				
l. Número de mandatos consecutivos		Observação:		
Segundo mandato		Mandato anterior: 2019-2021		
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Sócio da Pereira, Dabul Advogados (2003 - Atual), Sócio Fundador da RCA Governança & Sucessão (2015 - Atual), Professor convidado do ISAE-FGV-Curitiba (2018 - Atual), Mentor para as áreas Societária e Tributária da Endeavor (2012 -Atual);		
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Membro do Conselho de Administração do Moinho Catarinense S.A. (2020 - Atual), Membro do Conselho Consultivo da NatoSafe Tecnologia da Informação S.A. (2019 - Atual), Membro do Conselho Consultivo da Amcham-Curitiba (2015 - Atual); Membro do Conselho de Administração da CANAÃ Administ. de Bens e Participações S.A. (2014 - Atual)		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal			Não há qualquer condenação	
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação	
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação	
Declarou, nos termos da Instrução CVM nº 301/1999 e suas atualizações, que não se enquadra como pessoa politicamente exposta.

52

53

COPEL
Companhia Paranaense de Energia

FIXAÇÃO DO MONTANTE GLOBAL DA REMUNERAÇÃO DOS ADMINISTRADORES E DO CONSELHO FISCAL CONFORME O ITEM 13 DO ANEXO 24 DA INSTRUÇÃO CVM 480/209

FORMULÁRIO DE REFERÊNCIA

13. Remuneração dos administradores

a. Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2020	Valor Realizado 2020
13.002.528,27	12.441.843,56

A diferença entre o valor orçado e o valor realizado, deve-se principalmente a alguns fatores relevantes:
- A realização menor do item Bônus para a Diretoria Estatutária;
- A realização menor do item Benefícios direto e indireto para o Conselho Fiscal;
- A realização menor do item Benefícios direto e indireto para o Conselho de Administração;
- O plano de saúde e a previdência complementar são opcionais, e os valores propostos foram baseados nos membros de administração e fiscal da época e qualquer mudança ocasiona alteração nos valores.

b. Eventuais diferenças entre os valores da proposta atual e da proposta anterior e os constantes do item 13 do Formulário de Referência da companhia, esclarecendo, por exemplo, se são decorrentes da não correspondência entre o período coberto pelas propostas e o período coberto pelo Formulário de Referência (exercício social).

Valor Proposto 2021	Valor Proposto 2020
13.002.528,27	13.002.528,27

- Manutenção do valor máximo para remuneração dos administradores;

Proposta da Administração para a 66ª AGO

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13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

a. objetivos da política ou prática de remuneração

O objetivo desta prática é remunerar os diretores pelos serviços prestados, considerando inclusive os resultados obtidos no exercício e o atingimento das metas estabelecidas no planejamento estratégico, sendo assim a remuneração é composta apenas pelo honorário e, acrescida de gratificação mensal específica para os membros do Comitê de Auditoria, e para o presidente do conselho de administração se este não pertencer ao Comitê. A prática de remuneração é aprovada em AGO – Assembleia Geral Ordinária, conforme artigo 152 da Lei 6.404/76, e após aprovação é divulgada no Diário Oficial do Estado do Paraná e no jornal Folha de Londrina, e disponibilizada no site da Copel / Relações com Investidores (ri.copel.com), na aba Publicações e Documentos, e no site da CVM.

b. composição da remuneração, indicando:

i descrição dos elementos da remuneração e os objetivos de cada um deles

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores, Conselheiros Fiscais e membros de Comitês Estatutários da Copel. Para o ano de 2021, está sendo proposta a manutenção da mesma remuneração dos Administradores praticada no exercício anterior, sem qualquer reajuste, e incluiu o valor relativo à remuneração dos membros do Comitê de Investimento e Inovação e do Comitê de Desenvolvimento Sustentável, conforme definido pela recente alteração do seu Estatuto Social.

A remuneração anual é composta dos honorários mensais e complementares, e dos benefícios de verba de representação e dos valores do plano previdenciário e de saúde (optativo), com encargos de INSS e FGTS.

ii em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remuneração total metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

A remuneração é integralmente fixa, sendo que os benefícios representam ate 12% desta.

Para Diretoria Estatutária há previsão de remuneração variável atrelada a alcance de gatilho financeiro e cumprimento de metas, representando 28% da remuneração fixa.

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iii metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2021, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário propôs o limite global anual, com encargos, de até R$ 13.002.528,27, o qual contempla:

a) para a remuneração dos Administradores, a mesma remuneração de exercício anterior;

b) para cada um dos membros em exercício do Conselho de Administração, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses. Ao Presidente do Conselho de Administração caberá um adicional à remuneração mensal no valor equivalente a 50% (cinquenta por cento) do Comitê de Auditoria Estatutário;

c) para cada um dos membros do Conselho Fiscal, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses;

d) a cada um dos membros do Comitê de Auditoria Estatutário, remuneração mensal equivalente à remuneração dos membros do Conselho Fiscal acrescida de R$5.000,00;

e) para cada um dos membros da Comitê de Indicação e Avaliação, remuneração mensal equivalente a 8,5% da remuneração do Diretor Presidente da Companhia;

f) para cada um dos membros do Comitê de Investimento e Inovação e do Comitê de Desenvolvimento Sustentável, a remuneração mensal equivale a 6,5% da remuneração do Diretor Presidente da Companhia.

Sendo assim, do limite global anual, até R$ 9.876.902,86, com encargos (Instituto Nacional do Seguro Social - INSS, Fundo de Garantia do Tempo de Serviço - FGTS e Planos Próprios Previdenciário e Assistencial), para a Diretoria; até R$ 748.179,94 , com encargos (INSS) para o Conselho de Administração; até R$ 805.146,96 , com encargos (INSS) para o Conselho Fiscal; até R$ 1.016.765,83 com encargos (INSS) para o Comitê de Auditoria Estatutário; até R$ 281.211,53, com encargos (INSS), para o Comitê de Indicação e Avaliação, até R$ 137.160,58, com encargos (INSS), para o Comitê de Investimentos e Inovação; até R$ 137.160,58 , com encargos (INSS), para o Comitê de Desenvolvimento Sustentável; e para o Comitê de Minoritários, considerando sua forma de atuação, não serão propostos valores remuneratórios.

iv razões que justificam a composição da remuneração

Além de remunerar os serviços prestados, os benefícios oferecidos aos diretores já integram o rol daqueles principais concedidos aos diretores empregados, os quais para o exercício da função diretiva são licenciados sem remuneração do quadro funcional das empresas do Grupo.

v a existência de membros não remunerados pelo emissor e a razão para esse fato

Os membros do Comitê de Minoritários, considerando sua forma de atuação, não serão propostos valores remuneratórios.

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c. principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

Os indicadores definidos para o ciclo de planejamento estratégico e desdobrados para as diretorias.

d. como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

Não se aplica

e. como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo

A prática de remuneração é definida e proposta pelo acionista majoritário

f. existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A exceção do Diretor de Finanças e do Diretor Jurídico e de Relações Institucionais, que consta no contrato de Compartilhamento de Estrutura da Companhia Paranaense de Energia com a Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Renováveis S.A. e Copel Comercialização S.A., nenhuma remuneração dos demais administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

g. existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

Não se aplica.

h. práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam.

O orçamento previsto para o exercício é elaborado pela Diretoria de Gestão Empresarial e encaminhado para aprovação da Assembleia Geral Ordinária.

ii critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

Para a remuneração dos administradores serão mantidos os mesmos valores de 2020, sem qualquer correção monetária.

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iii com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor

O Conselho de administração não participa na definição da política de remuneração, sendo estatutariamente a Diretoria Executiva detentora de tal obrigação.

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13.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total **prevista** para o Exercício Social corrente **31/12/2021**				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21,00
Nº de Membros Remunerados	9	7	5	21,00
Remuneração fixa anual				
Salário ou pró-labore	623.483,28	5.057.149,37	659.425,80	6.340.058,45
Benefícios direto e indireto	10.575,24	129.452,76	-	140.028,00
Participações em comitês	1.220.346,36	-	-	1.220.346,36
Outros	368.765,93	1.416.001,99	131.885,16	1.916.653,08
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus	-	2.730.658,89	-	2.730.658,89
Participação de resultados	-	-	-	
Participação em reuniões	-	-	-	
Comissões	-	-	-	
Outros	-	-	-	
Descrição de outras remunerações variáveis	-	-	-	
Pós-emprego	97.307,64	543.639,85	13.836,00	654.783,49
Cessação do cargo				
Baseada em ações				
Observação	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº 1/2021. O valor de R$ 1.220.346,36 constante na linha "participação em comitês" refere-se a remuneração dos	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº 1/2021	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº 1/2021	

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	seguintes comitês: até R$ 1.016.765,83 com encargos (INSS) para o Comitê de Auditoria Estatutário; até R$ 281.211,53, com encargos (INSS), para o Comitê de Indicação e Avaliação, até R$ 137.160,58, com encargos (INSS), para o Comitê de Investimentos e Inovação; até R$ 137.160,58 , com encargos (INSS), para o Comitê de Desenvolvimento Sustentável			
Total da remuneração	2.320.478,45	9.876.902,86	805.146,96	13.002.528,27

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Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2020**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	9	7	5	21
Remuneração fixa anual				
Salário ou pró-labore	641.068	4.994.991,74	659.425,80	7.479.116,06
Benefícios direto e indireto	20.146	136.121,76	0,00	156.267,84
Participações em comitês	1.183.631	0	0	0,00
Outros	364.940	1.367.404,87	131.885,40	1.864.230,19
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus	0	2.259.016,70	0	2.259.016,70
Participação de resultados	0	0	0	
Participação em reuniões	0	0	0	
Comissões	0	0	0	
Outros				
Descrição de outras remunerações variáveis				
Pós-emprego	66.850,26	602.425,02	13.937,49	683.212,77
Cessação do cargo	0	0	0	
Baseada em ações (incluindo opções)	0	0	0	
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	
Total da remuneração	2.276.634,78	9.359.960,09	805.248,69	12.441.843,56

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Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2019**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,33	7,00	5,00	21,00
Nº de Membros Remunerados	7,33	7,00	5,00	21,00
Remuneração fixa anual				
Salário ou pró-labore	514.698,83	4.976.817,97	659.168,00	6.150.684,80
Benefícios direto e indireto	11.907,05	122.088,03	2.482,56	136.477,64
Participações em comitês	1.005.233,01	0	0	1.005.233,01
Outros	303.982,86	1.555.926,53	129.152,01	1.989.061,40
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				0,00
Bônus	0	2.709.669,56	0	2.709.669,56
Participação de resultados	0	0	0	0,00
Participação em reuniões	0	0	0	0,00
Comissões	0	0	0	0,00
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis				0,00
Pós-emprego	36.056,11	503.538,94	18.309,54	557.904,59
Cessação do cargo	0	0	0	
Baseada em ações (incluindo opções)	0	0	0	
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2019, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 2 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº0	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020	
Total da remuneração	1.871.877,86	9.868.041,03	809.112,11	12.549.031,00

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Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2018**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,17	6,75	4,92	19,84
Nº de Membros Remunerados	8,17	6,75	4,92	19,84
Remuneração fixa anual				
Salário ou pró-labore	854.437,00	6.562.088,00	628.230,00	8044755
Benefícios direto e indireto	0	112.666,00	4.177,00	116843
Participações em comitês	508.448,00	0	0	508448
Outros	308.500,00	1.787.076,00	125.646,00	2221222
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS e Ticket Alimentação	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus	0	0	0	0
Participação de resultados	0	0	0	0
Participação em reuniões	0	0	0	0
Comissões	0	0	0	0
Outros	0	0	0	0
Descrição de outras remunerações variáveis				0
Pós-emprego	13.834,00	819.821,00	25.038,00	858693
Cessação do cargo	0	0	0	0
Baseada em ações (incluindo opções)	0	0	0	0
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2018, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 3 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	O Conselho Fiscal é composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	
Total da remuneração	1.685.219,00	9.281.651,00	783.091,00	11.749.961,00

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13.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo

O emissor não aplica remuneração variável para o conselho de administração e para o conselho fiscal. Para a Diretoria Estatutária foi aprovada remuneração variável a título de premio por desempenho, atrelado ao cumprimento de metas.

Remuneração variável prevista para o exercício social corrente (2021)				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0,00	0	0,00	0,00
Valor máximo previsto no plano de remuneração	0	2.730.658,89	0	2.730.658,89
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	2.730.658,89	0	2.730.658,89
Valor efetivamente reconhecido do Exercício Social	-	-	-	-
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor efetivamente reconhecido do Exercício Social	-	-	-	-

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Remuneração variável realizada no exercício social encerrado em 31/12/2020				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo realizado no plano de remuneração	0,00	2.726.891,07	0,00	2.726.891,07
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	2.726.891,07	0,00	2.726.891,07
Valor efetivamente reconhecido no Exercício Social	0,00	2.259.016,70	0,00	2.259.016,70
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor efetivamente reconhecido no Exercício Social	0,00	0,00	0,00	0,00

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Remuneração variável realizada no exercício social encerrado em 31.12.2019				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,33	7,00	5,00	21,00
Nº de Membros Remunerados	7,33	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0,00	0	0,00	0,00
Valor máximo realizado no plano de remuneração	0,00	2.709.669,56	0,00	2.709.669,56
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	2.709.669,56	0,00	2.709.669,56
Valor efetivamente reconhecido no Exercício Social	0,00	2.709.669,56	0,00	2.709.669,56
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor efetivamente reconhecido no Exercício Social	0,00	0,00	0,00	0,00

No exercício de 2018 a Companhia não aplicou remuneração variável para o conselho de administração, para a diretoria estatutária e para o conselho fiscal.

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13.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.5. Em relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.6 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela.

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

13.7. Em relação às opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo:

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

13.8. Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 13.5 a 13.7, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

Não se aplica ao emissor.

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13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS

>> Posição: Dezembro/2020

Órgão	Quantidade de ações		
	ON	PNA	PNB
Conselho de Administração	-	-	-
Diretoria Estatutária	-	-	-
Conselho Fiscal	2	-	2

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13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários:

a. Órgão	Conselho de Administração	Diretoria Estatutária
b. Número de membros	4	1
c. Número de membros remunerados	4	1
d. Nome do plano	Plano III	Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	1	0
f. Condições para se aposentar antecipadamente	45 anos de idade, como no mínimo 5 anos de contribuição.	45 anos de idade, como no mínimo 5 anos de contribuição.
g. Valor atualizado das contribuições acumuladas no plano de previdência até o encerramento do último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	**R$ 861.106,99**	**R$ 2.178.668,09**
h. Valor total acumulado das contribuições realizadas durante o exercício de 2016, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	**R$ 136.184,43**	**R$ 681.416,00**
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

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c

13.11 Indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

Valores anuais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/2020	31/12/2019	31/12/2018	31/12/2020	31/12/2019	31/12/2018	31/12/2020	31/12/2019	31/12/2018
Nº de membros	7,00	7,00	6,75	9,00	9,00	8,17	5,00	5,00	4,92
Nº de membros remunerados	7,00	7,00	6,75	8,00	8,00	8,17	5,00	5,00	4,92
Valor da maior remuneração (Reais)	1.656.258,61	1.656.258,61	1.404.188,54	273.393,36	273.393,36	286.792,00	172.199,73	172.199,73	169.829,00
Valor da menor remuneração (Reais)	740.479,28	740.479,28	867.151,71	158.262,24	158.262,24	155.994,00	158.262,24	158.262,24	90.180,00
Valor médio da remuneração (Reais)	1.337.137,16	1.337.137,16	1.409.720,15	252.959,42	252.959,42	224.625,34	161.049,74	161.049,74	161.822,42

Observação:

Diretoria Estatutária	
31/12/2020	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2021
31/12/2019	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019

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Conselho de Administração	
31/12/2020	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2020, 8 (oito) receberam remuneração do emissor em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2021
31/12/2019	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2019, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 2 (dois) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2018, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 3 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
Conselho Fiscal	
31/12/2020	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº01/2021
31/12/2019	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019

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13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

O emissor não possui instrumentos de indenização para os administradores em caso de destituição do cargo ou aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Nos três últimos exercícios, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a diretoria estatutária ou o conselho fiscal da companhia.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

O emissor não aplica remuneração além da que se refere a função que os membros do conselho de administração, da diretoria estatutária ou do conselho fiscal ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Nos três últimos exercícios, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas do emissor, dos controladores diretos ou indiretos do emissor ou de sociedades sob controle comum.

13.16 Fornecer outras informações que o emissor julgue relevantes

Não há outras informações que a Companhia julgue relevantes em relação à Seção 13 do Formulário de Referência.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 29, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.